EXHIBIT 99.1
NEWS RELEASE
Ritchie Bros. Auctioneers Announces Adoption of
Shareholder Rights Plan
FOR IMMEDIATE RELEASE: February 22, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA, TSX: RBA) today announced that the Company’s Board of Directors has adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan, which takes effect today, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company’s common shares.
The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids” under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of a take-over circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.
The Company is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies. The full text of the Rights Plan is available on the Company’s website at www.rbauction.com, and on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission EDGAR database at www.sec.gov.
The Rights Plan has conditionally been approved by the Toronto Stock Exchange and is subject to ratification by the Company’s shareholders at the 2007 annual and special meeting of shareholders on April 13, 2007. If ratified by shareholders, the Rights Plan will expire at the termination of the Company’s annual meeting in 2010, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual meeting of the Company thereafter.
Peter Blake, the Company’s Chief Executive Officer, commented: “We put a lot of thought into our Rights Plan, and considered the experience of other Canadian public companies. In the end, we decided that this plan is the best way to protect the interests of all of our shareholders, and to provide our Board of Directors and shareholders with additional time to assess properly any unsolicited take-over bid and to consider any value-enhancing alternatives to a take-over bid.”
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries. The Company maintains a web site at www.rbauction.com.
Contact
For further information, please contact:
Bob Armstrong
Vice-President Finance and Chief Financial Officer

Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com